Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Interests of Experts”, and to the use in this Annual Report on Form 40-F of our report dated March 19, 2026, with respect to the consolidated statements of financial position of Titan Mining Corporation (the “Company”) as of December 31, 2025 and 2024 and the consolidated statements of income (loss) and other comprehensive income (loss), changes in equity and cash flows for each of the years then ended, included in this Annual Report on Form 40-F. We also consent to the incorporation by reference of the above-mentioned report in the Company's Registration Statement on Form F-10 (File No. 333-292602).

/s/ Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada

March 19, 2026